SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference call connection information

 1Q20 Earnings Calls             Monday, May 4, 2020

 Live Webcast                       Access at www.voegol.com.br/ir

In English	In Portuguese
11:00 a.m. (US EDT) 12:00 p.m. (Brasília)	1:30 p.m. (Brasília) 12:30 p.m. (US EDT)
Phone: +1 (412) 317-6382	Phone: +55 (11) 3181-8565
Code: GOL	Code: GOL
Replay: +1 (412) 317-0088	Replay: +55 (11) 3193-1012
Code: 10142076	Code: 2000720#

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

GOL Reached Recurring EBITDA of R$1.4 billion and Recurring Earnings per Diluted Share of R$0.44 in 1Q20

Total liquidity was R$4.2 billion after amortization of R$1.2 billion of principal, interest and leases;

solid operating cash flow generation (R$1.1 billion) with a 35.6% margin

May 4, 2020 – São Paulo – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, today announces its consolidated results for the first quarter of 2020 (1Q20). All information is presented in Brazilian Reais (R$), in accordance with international accounting standards (IFRS), and comparisons are with the first quarter 2019 (1Q19), unless stated otherwise.

“We are experienced at navigating in times of stress,” said Paulo Kakinoff, GOL’s CEO. “Our flexible fleet model has always been a differentiating strength for GOL, and we were fast to adapt even when the impact of COVID-19 was still being understood. We are focused at this moment on three priorities. First, protecting the health and the safety of our Employees and Customers. Second, preserving the financial liquidity of the Company to work through this crisis. And third, ensuring we are well-positioned for the continuity of our successful business, when activity returns, through a robust plan to return to normal operations.”

Added Kakinoff: “The responsible actions we have taken include the temporary halting of almost all flights, lease payment deferrals, capex cuts, aircraft delivery deferrals, vendor terms renegotiations, significant reduction in personnel expenses and cooperation with the Brazilian government.”

GOL reports a strong improvement in cash flow margin in 1Q20, despite the impacts of COVID-19 in the second half of March. The Company has at its disposal over R$7 billion of liquidity sources, equal to expected revenues through the end of the year. Additionally, GOL’s liquidity will be positively impacted by the payment of R$447 million received from Boeing in April, following the compensation agreement for the grounding of the Boeing 737 MAX.

“By acting with speed and decisiveness, we have reduced our fixed costs to preserve the jobs of our Employees and the Company’s working capital in the short term. This will provide us with the necessary liquidity to weather the storm,” said Kakinoff.

Unaudited Financial Information

The financial information for the three-month period ended March 30, 2020 disclosed herein has not been audited or subject to limited review by GOL's independent auditors. The complete quarterly information for the first quarter of 2020 is still under review by the Company's independent auditors and will be released to the market after the completion of the relevant work. GOL does not anticipate adjustments or changes to the information disclosed herein. However, should any adjustment be necessary, the Company will timely inform the market.

Summary of 1Q20 Results

As a result of the COVID-19 pandemic, the quarter – which was on target for record results until mid-March – deteriorated rapidly due to the unprecedented situation in the industry. On March 16, GOL began reducing its capacity by 50 to 60% in the domestic market, and by 90 to 95% in the international market. This was a prudent decision that reflected the change in Customer demand, and followed the actions taken by many other airlines in several countries.

On March 24, in support of actions taken by the Brazilian Government to prevent the spread of COVID-19, which since mid-March has included restrictions on much of Brazilian air traffic, the Company readjusted its network from 800 flights per day to 50 daily essential flights between the São Paulo International Airport, in Guarulhos, and all 26 state capitals and Brasília. The Company continues to work in close coordination with the Brazilian government to provide an essential network for emergency travel, the transport of medical personnel, organs for transplant, medical equipment and passenger repatriations, when requested.

GOL expects to maintain this current network configuration during May, when it will increase flight frequencies and gradually increase coverage to other cities, such as Foz de Iguaçu and Navegantes, and reinitiate operations to the Congonhas Airport, in São Paulo and the Santos Dumont Airport, in Rio de Janeiro.

The Company also took measures to preserve cash through cost reductions, new payment terms and rollovers, which will be detailed herein. These measures, coupled with a significant devaluation of the real against the dollar, explains most of the anomalies in this 1Q20 report.

Here are the highlights of GOL’s 1Q20 results:

•        Revenue Passenger Kilometer (RPK) decreased 6.4% totaling R$9.9 billion, while Available Seat Kilometer (ASK) reduced 4.4% quarter-over-quarter. GOL transported 8.3 million Customers, a decrease of 6.7% against 1Q19;

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

•        Net revenue was R$3.1 billion, a decrease of 2.0% compared to same quarter last year. Cargo and other revenues increased 16.4% to R$206.4 million;

•        As a percentage of net revenue, GOL’s operating costs and expenses decreased approximately 17 p.p. to 67.4%, from 84.2% against 1Q19;

•        Recurring EBITDA and operating income (EBIT) reached R$1.4 billion and R$938 million, respectively. Recurring EBITDA margin and operating (EBIT) margin were 45.7% and 29.8%, an increase of 16.1 p.p. and 12.8 p.p., respectively, quarter-over-quarter;

•        Recurring net income was R$173 million. Earnings per diluted share were R$0.44 and Earnings per diluted ADS were US$0.20.

•        GOL recorded solid operating cash flow generation (R$1.1 billion), with a 35.6% operating cash flow margin, an improvement of 27.7 p.p. quarter-over-quarter; and

•        The Company amortized R$1.2 billion of principal and interest of debt and lease obligations in the quarter, including the early amortization of R$426.6 million of Senior Notes. The total liquidity was R$4.2 billion, of which R$3.0 billion cash and short-term investments and R$1.2 billion of receivables.

Strong operating indicators: Responsible and rational capacity management in relation to Client demand, allied with efficient yield management, allowed the Company to achieve the following indicators:

(i)     Average yield per passenger of 29.57 cents (R$), a decrease of 3.6%;

(ii)    On-time Departures of 92.6%, an increase of 5.5 p.p., according to Infraero and data from major airports;

(iii)   Average load factor of 79.8%, a reduction 1.7 p.p.; and

(iv)   Average aircraft utilization of 12.1 hours/day, a decrease of 5.5%.

Impacted revenue: GOL carried 8.3 million Customers in the quarter, with 7.8 million in the domestic market (-7.1%) and 0.5 million in the international market (-15.8%). Net Revenue per Available Seat Kilometer (RASK) was 25.26 cents (R$), an increase of 2.6%. Net Passenger Revenue per Available Seat Kilometer (PRASK) was 23.60 cents (R$), an increase of 1.4%.

Controlled costs: GOL has the lowest unit costs in Latin America, which enables a better balance of fixed costs during this pandemic period. The Cost per Available Seat Kilometer (CASK), excluding non-recurring expenses decreased by 13.3%, from 20.44 cents (R$) in 1Q19 to 17.73 cents (R$) in 1Q20. This was mainly a consequence of the gain from sale and leaseback operations, offset by increases in depreciation costs due to the net addition of nine (9) aircraft to the fleet, and by the increase in maintenance and repair material expenses denominated in U.S. Dollars.

Healthy margins: Due to strong cost control, and efficient capacity and yield management, the Company achieved operating profits for the 15th consecutive quarter. The recurring EBIT margin was 29.8%. Recurring operating income (EBIT) was R$937.9 million, R$391.7 million higher than in 1Q19. Recurring EBITDA margin was 45.7%. Recurring EBITDA was 1.4 billion, a R$488 million increase quarter-over-quarter.

Oil hedging was an exceptional item: Considering the reduction in its capacity, GOL expects to consume a lower volume of fuel liters than expected over the next two quarters. The Company recorded the expected ineffectiveness of its fuel price hedging in 2Q20-3Q20 as an exceptional item of R$292 million in its financial result for 1Q20.

Liquidity strengthening: GOL reported operating cash flow generation of approximately R$1.1 billion in the quarter. Total liquidity was R$4.2 billion, maintaining the same level registered at December 31, 2019, due to prudent cash flow management and rapid cost containment from the decrease in sales since Mid-March. Also in March, the Company concluded the sale and leaseback operations for 11 Boeing 737 NG aircraft, reducing its net debt by R$619.2 million, as a result of a R$148.7 million decrease in debt and a R$448.5 million increase in cash liquidity. Part of the proceeds were used to fund the early redemption of the Senior Notes due in 2022 in the amount of R$426.6 million, at nominal rates of approximately 9.0%, maintaining our responsible discipline of deleveraging our balance sheet and our commitment to long-term creditors. In the 1Q20, the Company paid R$1.2 billion in principal debt and leasing payments. Net debt (excluding perpetual notes and Exchangeable Senior Notes) to LTM EBITDA was 2.4x as of March 31, 2020.

Management’s Comments on Results and Response to COVID-19

GOL would like to be celebrating another quarter of exceptional growth, however, it has been hit by an external factor of unimaginable magnitude. The Company moved fast to address this challenge, and thanks each and every one of its Employees for their clear attitude of motivation and engagement with the collective purpose of Being First for Everyone.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

We are effectively managing our business through this crisis and the current financial situation of GOL is sound. As the scale of this challenge became clear in early March, we initiated a rigorous review of the Company’s budget to preserve working capital. We aimed at cost containment through the elimination of non-essential items. Through these actions we achieved approximately R$2.4 billion in cost reductions, capex eliminations and payments postponements for 2020.

The Company is also grateful to the Government of Brazil for its quick response in mitigating the impacts on Brazilian airlines. GOL further supports the actions to mitigate, at least partially, the impact on passenger transportation services.

In such extremely challenging circumstances that Brazil and the world are experiencing, the Company recognizes its responsibility to plan for the conscientious use of available resources, taking into account that the Safety of its Customers and Employees is, and always will be, the number one value of GOL.

The Company’s main working capital initiatives are summarized below:

Reduction in fixed and variable costs

•      Variable costs: As of March 24, we redesigned our network to guarantee an essential network of flights to and from the Brazilian state capitals, leading to a 93% reduction in domestic flights and the temporary interruption of all international flights, thus reducing the associated variable costs;

•      Personnel expenses: Implemented actions aimed at planned cuts of around 50% in salaries, wages and benefits as of April, mainly through the reduction (approximately 35% in April and 50% in May) in working hours and compensation for operations, administrative personnel, and middle management, a 60% salary reduction for top management, and negotiation of part-time hours for our crew. Approximately 6,200 employees chose voluntary unpaid leave (approximately 38% of total workforce); and

•      Other expenses: Suspension of marketing and advertising expenses, as well as suspension of projects that are not essential for the continuity of our operations.

Preservation and strengthening of the cash position and liquidity

•      Aircraft and engine leases: Negotiation with lessors that enabled deferral of payments for periods between three and six months, which the Company expects will lead to the retention of funds in an amount of approximately R$450 million;

•      Fuel costs: Agreements with suppliers for postponing installment payments after August 2020;

•      Personnel expenses: Suspension of profit-sharing and bonus payments related to 2019, as well the early payment of the 13th salary bonus and payment of vacation bonuses;

•      Investments: Suspension of all non-essential Capex, including pre-delivery payments;

•      Engine maintenance: Extension of supplier payment terms between 60-90 days;

•      Taxes, contributions and social charges: Suspension of federal tax payments via court injunction, and also as a result of the measures enacted by the Federal Government;

•      Other income and expenses: Compensation for damages resulting from the grounding of the Boeing 737 MAX aircraft, with a cash effect of R$447 million in 2Q20; and

•      Loans and financing: Rollover of the debt amortization of R$148 million of debentures due in March 2020 to March 2022, along with the waiver of the 2020 covenants, in addition to the extension of working capital operations.

Support from the government and regulatory bodies

•      Preservation of accounts receivable from tickets: Reduction in the level of refunds and cancellations due to the Provisional Measure enacted by the Government allowing the reschedule of trips for a period of up to 12 months;

•      Airport fees: Change in the maturity of navigation and airport fees, which may be paid off by December without fines; and

•      Slots maintenance: ANAC - (i) a waiver excluding slot cancellations from the calculation of the completion index, valid until the end of October 2020, in line with a similar decision adopted by other civil aviation authorities and organizations, such as the European Commission and the FAA; and (ii) 120-day extension of license renewals.

In March 2020, we announced the cancellation of the Smiles subsidiary's corporate reorganization plan in order to maintain liquidity of approximately R$1.5 billion in cash, a fundamental decision for this period of crisis management.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

The preservation plan we implemented in early March was only the first chapter in GOL’s COVID-19 response strategy. As we should have many months of recovery in front of us, we are working hard to maximize possible efficiency in the management of our resources. The Company has at its disposal over R$7 billion of liquidity sources, equal to expected revenues to the end of the year. GOL is building liquidity so as to secure maximum runway.

Richard Lark, GOL’s CFO said: “We have effective and structured liquidity management. Even in the face of macroeconomic changes, we maintained our liquidity mix, which puts us in a strong position to face this crisis.”

Customer Experience and Personal Safety

GOL has reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees. In addition to complying with the already strict standards of sanitation for civil aviation established by the regulators, during this pandemic, the Company also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays.

GOL's aircraft have HEPA filters, which capture 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, the Company improved the process for night cleaning with the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit. The Company has distributed gloves and masks to Employees, who can use them in flight, in addition to making alcohol-based gel available to the crew and Customers on the aircraft.

GOL adopted extraordinary service measures in order to reinforce its Health and Safety procedures, such as social distance techniques for Customers during the boarding process and onboard, including closing the airport VIP lounges, eliminating the cabin service.

In order to avoid crowds of people in public environments, in accordance with the health agencies’ recommendations, the Company reinforces the importance of Customers using the digital channels for ticketing, check-in and to raise any concerns or questions (website www.voegol.com.br, social networks, app and telephone of the Relationship Center: 0300 115 2121). The Company sincerely apologizes to passengers for the necessary readjustment of its network, and for the interruptions and inconveniences that may have caused.

Added CFO Lark: “We are focused on caring for our Customers and Employees, preserving the financial liquidity of the Company, and building a plan to rescale the business over the return period and accelerate the progress of our long-term growth strategy. All of this underscores the imperative of GOL’s successful low-cost carrier model, because travelers will want the best fare without compromising on safety. We will be ready to support our Employees and our Customers’ needs as travel begins to rebound.”

Safety, the Company’s number one value, will no longer be limited to flight safety, but personal safety as well. The strengths that are core to GOL’s business, its Employees, Customers, brand, network and operating reliability are enduring. People have always trusted us to deliver a high level of service for a lower cost. These advantages will continue to differentiate the Company and position GOL as a successful enterprise.

Kakinoff added: “Going forwards, we believe that Customers will see greater value in who is providing a safe, excellent and reliable travel experience. That’s our calling card, that’s the Company’s brand, what GOL stands for. Not just in the recovery, but to accelerate the Company’s growth in the future.”

Flexible Fleet Management

In an environment of economic uncertainty and lower demand, GOL's single fleet and flexible capacity management reduces its exposure and makes it more adaptable to face this crisis than other airline business models. We see this as a competitive advantage under normal operating circumstances, and even more so at a time when the industry is facing strong external pressures.

An agreement with Boeing was finalized allowing the Company to terminate 34 orders, reducing the remaining firm orders for 737 MAX aircraft from 129 to 95 and increasing flexibility to meet GOL's future fleet needs.

The network plan for 2020 already envisaged an organic fleet reduction of approximately 20%, as we added 19 lease extensions and subleased aircraft in 2019 to meet the demand due to the grounding of Boeing 737 MAX aircraft and the unexpected aircraft maintenance of the pickle fork. Our network is predominantly focused on Brazil, which will favor us as we expect demand in the domestic business and tourism markets to recover faster than international demand.

The global pandemic and shutdown of the Brazilian economy will require the Company to cut ASK production for 2H20, reducing its network and fleet.

Kakinoff concluded: “Once we are through this crisis, I have no doubt that we will have learned important lessons in how, as a Company, we can work more effectively together. Although the immediate future is uncertain, our business is equipped to adapt to sudden changes. It is important to remember that, like all crises, this one will also pass. And, at the end of this hard process, we are confident that GOL will be even stronger.”

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Considerations for 2Q20

GOL is operating with reduced capacity until demand is reestablished: With Brazil’s 2Q20 GDP expected to sequentially decline by at least 5%, GOL is cutting 2Q20 capacity approximately 80% (75% domestic and 100% international routes) in the face of an expected 70% decline in revenue y/y. The Company removed 120 aircraft from operations and has the flexibility to return 20% of its capacity by year-end. GOL will use the next few months to define what Customer demand looks like and plans to maintain a reduced capacity for the remainder of the year. In 2Q20, the operating fleet of 27 aircraft is expected to have a load factor of around 80%. June quarter revenue is expected to decline approximately 70% y/y and GOL expects to report 2Q20 results with total revenue of R$0.9 billion (vs. R$3.1 billion in 2Q19) with a recurring EBITDA margin of approximately 6% (versus 25.9% in 2Q19). Total expenses should decline by approximately 50% driven by cost saving initiatives, lower capacity and fuel consumption.

GOL is keeping cash use at a minimum: GOL had a cash burn rate (use) of ~R$22 million/day at the end of March but expects this to moderate to R$9 million/day by the end of June, which is better than the previously indicated R$12 million/day average for 2Q20. The Company expects that its cash preservation initiatives, implemented during March, will conserve approximately R$2.4 billion during 2020, of which approximately R$1.1 billion are operating expense reductions and approximately R$1.3 billion are payment terms from suppliers and banks. Approximately 6,200 employees have opted to take temporary unpaid leave (ranging from 30 to 90 days, retaining benefits). Capex is should total R$560 million in the remainder of 2020 and can be lower in the case of a slower recovery.

GOL has a solid liquidity position: The Company has approximately R$7 billion of liquidity sources as of March 31, 2020. This includes financeable amounts available from R$1.7 billion of security deposits, maintenance reserves and prepaid expenses, and R$1.5 billion of assets unencumbered and debt free. GOL expects to end 2Q20 with R$2.6 billion in cash and R$10.4 billion in net adjusted debt vs. R$3.0 billion and R$11.0 billion in the previous quarter, respectively. Several initiatives should leave GOL with liquidity at a level of R$3.3 billion in 2Q20, despite an estimated R$9 million in daily cash burn. The Company also has over R$3.0 billion of unencumbered assets and deposits that could be used to generate an additional R$1.5 billion of liquidity, if needed. GOL’s controlling shareholder (which owns a 60% interest) did not reduce his shareholdings and also has not indicated any potential new capital infusions. With an estimated daily cash burn of R$7 million/day for the 2S20, GOL believes that it has sufficient cash until the end of the year, assuming that there is no improvement in current market conditions. It is important to note that this does not include amount of up to R$3.0 billion expected to be made available in the BNDES loan program. We estimate a net debt (excluding perpetual notes and Exchangeable Senior Notes) to LTM EBITDA ratio of 2.9x for the end of the second quarter.

Throughout the remainder of 2020, GOL will continue to focus on delivering cost savings, protecting jobs, working with the Brazilian Government, and preparing for the return of air transport to normal services, essential for the recovery of the Brazilian economy. Given the continued uncertainty of demand impact from the COVID-19 pandemic, the Company is not giving future guidance at this time.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Operating and Financial Indicators (Unaudited)

Traffic Data – GOL (in Millions)	1Q20	1Q19	% Var.
RPK GOL – Total	9,948	10,625	-6.4%
RPK GOL – Domestic	8,660	9,090	-4.7%
RPK GOL – International	1,288	1,534	-16.0%
ASK GOL – Total	12,462	13,039	-4.4%
ASK GOL – Domestic	10,682	11,021	-3.1%
ASK GOL – International	1,780	2,018	-11.8%
GOL Load Factor – Total	79.8%	81.5%	-1.7 p.p.
GOL Load Factor – Domestic	81.1%	82.5%	-1.4 p.p.
GOL Load Factor – International	72.3%	76.0%	-3.7 p.p.
Operating Data	1Q20	1Q19	% Var.
Revenue Passengers - Pax on Board ('000)	8,346	8,949	-6.7%
Aircraft Utilization (Block Hours/Day)	12.1	12.8	-5.5%
Departures	62,956	63,771	-1.3%
Total Seats (‘000)	10,834	11,150	-2.8%
Average Stage Length (km)	1,136	1,156	-1.7%
Fuel Consumption (mm liters)	363	374	-2.9%
Full-time Employees (at Period End)	16,345	14,994	9.0%
Average Operating Fleet(6)	114	111	2.7%
On-time Departures	92.6%	87.1%	5,5 p.p.
Flight Completion	97.5%	98.2%	-0,7 p.p.
Passenger Complaints (per 1,000 pax)	1.02	1.41	-27.7%
Lost Baggage (per 1,000 pax)	2.22	2.25	-1.3%
Financial Data	1Q20	1Q19	% Var.
Net YIELD (R$ cents)	29.57	28.55	3.6%
Net PRASK (R$ cents)	23.60	23.27	1.4%
Net RASK (R$ cents)	25.26	24.63	2.6%
CASK (R$ cents)(4)	17.73	20.44	-13.3%
CASK Ex-Fuel (R$ cents)(4)	9.70	12.80	-24.2%
Breakeven Load Factor(4)	55.6%	67.6%	-12.0 p.p.
Average Exchange Rate(1)	4.4657	3.7684	18.5%
End of Period Exchange Rate(1)	5.1987	3.8967	33.4%
WTI (Average per Barrel. US$)(2)	45.78	54.90	-16.6%
Price per Liter Fuel (R$)(3)	2.78	2.75	1,1%
Gulf Coast Jet Fuel (Average per Liter, US$)(2)	0.37	0.49	-24.5%

(1) Source: Brazilian Central Bank; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Excluding non-recurring expenses. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the financial statements due to rounding.

Domestic market

GOL’s domestic supply decreased by 3.1%, and demand reduced 4.7% in comparison to 1Q19, and the load factor reached 81.1%. GOL transported 7.8 million passengers during the quarter, a decrease of 7.1% compared with the same quarter in 2019. The Company is the leader in transporting passengers in the Brazilian market.

International market

GOL’s international supply decreased by 11.8%, and international demand decreased by 16.0% in 1Q20 compared to 1Q19. The Company’s load factor in 1Q20 was 72.3%, a decrease of 3.7 p.p. During the quarter, GOL transported 0.5 million passengers in the international market, compared to 0.6 million passengers in 1Q19.

Volume of Departures and Total Seats

The total volume of GOL departures was 62,956, a decrease of 1.3% over 1Q19. The total number of seats available to the market was 10.8 million in the first quarter of 2020, a decrease of 2.8% quarter-over-quarter.

PRASK, Yield and RASK

Net PRASK increased by 1.4% in the quarter when compared to 1Q19, reaching 23.60 cents (R$), maintenance of the levels of net passenger revenue and the ASK reduction of 4.4% in the quarter. GOL’s net RASK was 25.26 cents (R$) in 1Q20, an increase of 2.6% over 1Q19. Net yield increased by 3.6% over 1Q19, reaching 29.57 cents (R$).

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Income Statement (Unaudited)

Income Statement in IFRS (R$ MM)	1Q20	1Q19	% Variation
Net Operating Revenues	3,147.7	3,210.8	-2.0%
Passenger	2,941.3	3,033.6	-3.0%
Cargo and Other	206.4	177.3	16.4%
Operating Costs and Expenses	(2,122.3)	(2,704.7)	-21.5%
Salaries, Wages and Benefits	(595.2)	(573.8)	3.7%
Salaries, Wages and Benefits - Operations	(453.3)	(431.5)	5.1%
Salaries, Wages and Benefits – Other	(141.9)	(142.3)	-0.3%
Aircraft Fuel	(1,001.1)	(995.2)	0.6%
Taxes on Aircraft Fuel	(99.0)	(153.1)	-35.3%
Aircraft Fuel (Ex-Taxes)	(902.1)	(842.1)	7.1%
Landing Fees	(201.7)	(196.6)	2.6%
Passenger Costs	(176.0)	(152.1)	15.7%
Services Provided	(174.0)	(149.5)	16.4%
Sales and Marketing	(118.0)	(133.1)	-11.3%
Maintenance Materials and Repairs	(144.3)	(44.3)	225.7%
Depreciation and Amortization	(501.9)	(405.6)	23.7%
Other	789.9	(54.5)	NM
Equity Income	-	0.1	NM
Operating Result (EBIT)	1,025.4	506.2	102.6%
Operating Margin	32.6%	15.8%	16.8 p.p.
Financial Results	(3,243.6)	(401.1)	NM
Interest on Loans	(307.6)	(296.1)	3.9%
Gains (Losses) From Financial Investments	62.2	20.6	201.9%
Exchange and Monetary Variations(1)	(2,531.1)	(90.7)	NM
Derivatives Results, Net	(354.5)	21.1	NM
Exchangeable and Capped Calls Results	(17.9)	-	NM
Other Revenues (Expenses), Net	(94.7)	(56.0)	69.1%
Income (Loss) Before Income Taxes	(2,218.2)	105.1	NM
Pre-tax Margin	-70.5%	3.3%	-73.8 p.p.
Income Tax	(43.4)	(69.9)	-37.9%
Current Income Tax	(24.3)	(40.0)	-39.2%
Deferred Income Tax	(19.1)	(29.9)	-36.1%
Net Income (Loss) before Minority Interest	(2,261.6)	35.2	NM
Minority Interest	26.7	67.5	-60.4%
Net Income (Loss) after Minority Interest	(2,288.3)	(32.3)	NM
Net Margin	-72.7%	-1.0%	-71.7 p.p.
Earnings Per Share (EPS) in R$	(6.43)	(0.09)	NM
Weighted Average Shares Outstanding MM(4)	355.7	350.0	1.6%
Earnings Per ADS Equivalent in US$	(2.88)	(0.05)	NM
Weighted Average ADSs Outstanding MM(4)	177.8	175.0	1.6%
Earnings Per Diluted Share (EPS) in R$	0.44	0.25	76.0%
Weighted Average Diluted Shares Outstanding MM(5)	395.2	389.4	1.5%
Earnings Per Diluted ADS Equivalent in US$	0.20	0.13	53.8%
Weighted Average Diluted ADSs Outstanding MM(5)	197.6	194.7	1.5%

Recurring (R$ MM)	1Q20	1Q19	% Variation
Net Income (Loss) Before Minority	(2,261.6)	35.2	NM
(Expenses) Revenues, Non-Recurring, Net	87.5	(40.0)	NM
Net Income (Loss) Before Minority(2) (3) (4)	199.9	165.9	20.5%
EBITDA(3)	1,439.8	951.8	51.3%
EBITDA Margin(3)	45.7%	29.6%	16.1 p.p.
EBIT(3)	937.9	546.2	71.7%
EBIT Margin(3)	29.8%	17.0%	12.8 p.p.
Pre-tax Income(2) (3) (4)	243.3	235.8	3.2%
Pre-tax Margin(2) (3) (4)	7.7%	7.3%	0.4 p.p.
Net Income (Loss) After Minority(2) (3) (4)	173.2	98.4	76.0%
Net Margin After Minority (2) (3) (4)	5.5%	3.1%	2.4 p.p.
Earnings Per Diluted Share (EPS) in R$(2) (3) (4) (6)	0.44	0.25	76.0%
Earnings Per Diluted ADS Equivalent in US$(2) (3) (4) (6)	0.20	0.13	53.8%

(1) The difference with the amount disclosed in the statements of operations in the financial information for the period ended March 31, 2020 is the Exchangeable and Capped Calls results. (2) Excluding unrealized ESN / Capped Calls mark-to-market gains and losses and exchange rate gains and losses on debt. (3) Excluding non-recurring net expenses (revenues). (4) Excluding exchange and monetary variations, net. (5) Excluding effects of stock options and warrants related to the Exchangeable. (6) Including effects of stock options and warrants related to the Exchangeable.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Net revenue

Quarterly net revenue was R$3.1 billion, a decrease of 2.0% when compared to 1Q19, mainly due to a 3.0% decrease in passenger revenues, partially offset by a 17.5% increase in cargo revenues and by a 16.2% decrease in loyalty program revenues, in comparison to 1Q19.

GOL carried approximately 8.3 million customers during the quarter, a decrease of 6.7%, with 7.8 million in the domestic market, a decrease of 7.1% and 0.5 million in the international market, a decrease of 15.8%. Net Passenger Revenue per Available Seat-Kilometer (PRASK) reached 23.60 cents (R$), an increase of 1.4%. Load factor decreased 1.7 p.p., and yield in the quarter increased 3.6% compared to the same period of 2019.

Operating expenses

Total recurring CASK decreased by 13.3%, from 20.44 cents (R$) in 1Q19 to 17.73 cents (R$), primarily due to gain on sales of aicraft, partially offset by increase in depreciation from nine (9) additional aircraft in the fleet in comparison to 1Q19 and higher expenses with maintenance and repair material denominated in U.S. Dollars. Fuel costs per ASK increased 5.2%, mainly impacted by 1% increase in the average fuel price, partially offset by approximately a 1% reduction in fuel consumption per flight hour primarily due to an increase in utilization of 737-700 aircraft during March 2020.

CASK ex-fuel, excluding non-recurring expenses, decreased by 24.2% due to gains from sale and leaseback transactions, partially offset by the higher depreciation due to the addition of nine (9) aircraft in the fleet and higher expenses with maintenance and repair material denominated in U.S. Dollars.

Breakeven load factor (excluding non-recurring expenses) was reduced by 12.0 p.p., reaching 55.6% versus 67.6% in 1Q19, due to passenger net revenue decrease in the quarter. The breakdown of the Company’s operating costs and expenses is as set forth below:

Operating Costs and Expenses (R$ MM) (Unaudited)	1Q20	1Q19	% Variation
Salaries, Wages and Benefits	(595.2)	(573.8)	3.7%
Salaries, Wages and Benefits - Operations	(453.3)	(431.5)	5.1%
Salaries, Wages and Benefits – Other	(141.9)	(142.3)	-0.3%
Aircraft Fuel	(1,001.1)	(995.2)	0.6%
Taxes on Aircraft Fuel	(99.0)	(153.1)	-35.3%
Aircraft Fuel (Ex-Taxes)	(902.1)	(842.1)	7.1%
Landing Fees	(201.7)	(196.6)	2.6%
Passenger Costs	(176.0)	(152.1)	15.7%
Services Provided	(174.0)	(149.5)	16.4%
Sales and Marketing	(118.0)	(133.1)	-11.3%
Maintenance Materials and Repairs	(144.3)	(44.3)	225.7%
Depreciation and Amortization	(501.9)	(405.6)	23.8%
Other	789.9	(54.5)	NM
Total Operating Expenses	(2,122.3)	(2,704.7)	-21.5%
Operating Expenses Ex-Fuel	(1,121.2)	(1,709.5)	-34.4%
Non-Recurring Expenses	87.5	(40.0)	NM
Operating Costs and Expenses per ASK (R$ cents) (Unaudited)	1Q20	1Q19	% Variation
Salaries, Wages and Benefits	(4.78)	(4.40)	8.6%
Salaries, Wages and Benefits - Operations	(3.64)	(3.31)	10.0%
Salaries, Wages and Benefits – Other	(1.14)	(1.09)	4.6%
Aircraft Fuel	(8.03)	(7.63)	5.2%
Taxes on Aircraft Fuel	(0.79)	(1.17)	-32.5%
Aircraft Fuel (Ex-Taxes)	(7.24)	(6.46)	12.1%
Landing Fees	(1.62)	(1.51)	7.3%
Passenger Costs	(1.41)	(1.17)	20.5%
Services Provided	(1.40)	(1.15)	21.7%
Sales and Marketing	(0.95)	(1.02)	-6.9%
Maintenance Materials and Repairs	(1.16)	(0.34)	241.2%
Depreciation and Amortization	(4.03)	(3.11)	29.6%
Other	6.34	(0.42)	NM
CASK	(17.03)	(20.74)	-17.9%
CASK(1)	(17.73)	(20.44)	-13.3%
CASK Ex-Fuel(1)	(9.70)	(12.80)	-24.2%

(1) Excluding non-recurring results, net.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Salaries, wages and benefits per ASK: increased 8.6%, mainly due to a 3.5% COLA and the hiring of 1,351 new employees.

Aircraft fuel per ASK: increased 5.2% primarily due to a 1% increase in the average fuel price, partially offset by a 1% reduction in fuel consumption per flight hour primarily due to an increase in utilization of 737-700 aircraft during March 2020.

Landing fees per ASK: increased 7.3% primarily due to the nominal increase in the fares and the effect of the 18.5% appreciation of the average rate of US$ compared to 1Q19 of international routes fares.

Expenses with passengers by ASK: increase mainly related to costs incurred with agreements with partner airlines to expand regional routes that were not valid in 1Q19.

Services provided by ASK: increased 21.7% mainly due to the increase in IT services in foreign currency.

Sales and marketing per ASK: decreased 6.9% primarily due to a reduction in advertising expenses, partially offset by the increase in credit card commission expenses.

Maintenance materials and repairs per ASK: decreased 241.2% mainly related to the exchange rate impacts on imported parts and labor that cannot be capitalized in the maintenance processes of our aircraft.

Depreciation and amortization per ASK: increased 29.6% mainly due to the net incorporation of 9 aircraft into our fleet.

Other income (expenses), net per ASK: increased 6.76 cents (R$) in the net revenue mainly due to gains of R$594.6 million from the sale and leaseback transactions related to 11 aircraft in 1Q20, non-recurring in 1Q19 and R$193.5 million in reimbursement of expenses incurred due to the grounding of seven (7) Boeing MAX aircraft, the latter considered as non-recurring revenue.

Operating results

Recurring operating income (EBIT) for the quarter was R$937.9 million, an increase of R$391.7 million when compared to the same period of 2019. Operating margin was 29.8%, an increase of 12.8 p.p. over 1Q19. On an available seat-kilometer basis, recurring EBIT was 7.53 cents (R$) in 1Q20, an increase of 3.34 cents (R$) compared to 1Q19.

EBITDA totaled R$1.4 billion in the period, an increase of 51.3% over 1Q19. EBITDA per available seat-kilometer was 11.56 cents (R$), an increase of 4.26 cents (R$) when compared to the same period last year.

EBIT and EBITDA reconciliation (R$ MM)* (Unaudited)	1Q20	1Q19	% Var.
Net Income (Loss)(1)	(2,349.1)	75.2	NM
(-) Income Taxes	43.4	69.9	-37.9%
(-) Net Financial Result	3,243.6	401.1	NM
EBIT(1)	937.9	546.2	71.7%
EBIT Margin(1)	29.8%	17.0%	12.8 p.p.
(-) Depreciation and Amortization	501.9	405.6	23.7%
EBITDA(1)	1,439.8	951.8	51.3%
EBITDA Margin(1)	45.7%	29.6%	16.1 p.p.
EBITDA Calculation (R$ cents/ASK) (Unaudited)	1Q20	1Q19	% Var.
Net Revenues	25.26	24.63	2.6%
Operating Expenses(1)	(17.73)	(20.44)	-13.3%
EBIT(1)	7.53	4.19	79.7%
Depreciation and Amortization	(4.03)	(3.11)	29.6%
EBITDA(1)	11.56	7.30	58.4%

 (1) Excluding non-recurring expenses. * In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) (+) income tax and social contribution (+) net financial result; and EBITDA = net income (loss) (+) income tax and social contributions (+) net financial result (+) depreciation and amortization. Some report values may differ from the financial statements due to rounding.

Financial Results

Net financial expense was R$3,243.6 million, an increase of R$2,842.5 million compared to 1Q19, mainly due to the exchange rate variation, R$2,440.4 million higher than 1Q19. Net results on derivatives were R$375.6 million lower than 1Q19, and the interest on loans was R$11.5 million higher compared to 1Q19.

Interest on loans: increased 3.9%, from R$296.1 million to R$307.6 million, mainly due to an average total debt of approximately R$2.5 billion higher than the previous period and the average BRL exchange rate devaluation of 18.5%, partially offset by a reduction in the average interest rate from 6.9% to 5.8%.

Gains from financial investments: increased R$41.6 million, mainly due to higher investments, partially offset by a lower CDI rate.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Net exchange and monetary variation: totaled losses of R$2,531.1 million in 1Q20, an increase of R$2,440.4 compared to 1Q19, mainly driven by the depreciation of the Brazilian Real vs. U.S. Dollar (end of the period) of 29.7% in the quarter, from R$4.03 per U.S. Dollar as of December 31, 2019 to R$5.20 per U.S. Dollar as of March 31, 2020.

ESN and capped calls results: registered expenses of R$17.9 million, comprised by R$575.4 million of unrealized gains on the mark-to-market of the convertible portion, partially offset by R$148.5 million of unrealized losses on the mark-to-market on the exchange features and capped calls and R$407.7 million of exchange rate variation losses.

Net result of derivatives: registered R$354.5 million losses in 1Q20, in comparison to R$21.1 million gains in 1Q19.  The Company recorded the expected ineffectiveness of its fuel price hedging in 2Q20-3Q20 as an exceptional item of R$292 million in its financial result for 1Q20.

Other net financial expenses: totaled R$94.7 million of expenses in 1Q20, in comparison to R$56.0 million of expenses in 1Q19.

Hedge results

The Company uses hedge accounting for some of its derivative instruments. In 1Q20, GOL registered total losses of R$384.9 million from hedge operations, of which R$30.4 million were losses recorded in operating income and R$354.5 million were losses recorded in financial income.

Fuel: fuel hedge operations made through derivative contracts resulted in a loss in operating results of R$28.9 million and a loss in financial results of R$372.2 million, including R$292 million related to the exceptional derecognition of future contracts designated as cash flow hedges due to the expected reduction in fuel consumption during 2Q20-3Q20.

Interest: swap operations to protect the cash flow of future contracted leases, the installments of which are exposed to the volatility of the Libor rate until receiving aircraft, resulted in losses of R$1.4 million in the operating results and losses of R$0.7 million in the financial results in 1Q20.

Exchange rate: the Company recognized R$18.3 million on exchange rate hedge gains in 1Q20.

Income taxes

Income taxes in the quarter represented a loss of R$43.4 million, compared to an income tax expense of R$69.9 million in 1Q19. The subsidiary GLA has net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution, their use is limited to 30% of the annual taxable income, without limitation period, in the amount of R$6,158.8 million, and such amounts are not recorded in the Company's balance sheet.

Loyalty Program - Smiles Fidelidade S.A.

Revenue in 1Q20 was reduced in 28.8% to R$171.3 million. The operating income in 1Q20 decreased 52.6% to R$78.5 million, mainly due to the reduction in the volume of miles exchanged by participants in the Loyalty Program do to the COVID-19 pandemic, resulting in operating margin of 45.8%. The net income in 1Q20 was R$56.3 million, a reduction of 60.3% compared to 1Q19.

Financial Information (R$ MM) (Unaudited)	1Q20	1Q19	% Variation
Net Revenues	171.3	240.6	-28.8%
Operating Income	78.5	165.7	-52.6%
Operating Margin	45.8%	68.9%	-23.1 p.p.
Net Income	56.3	141.9	-60.3%
Net Margin	32.9%	59.0%	-26.1 p.p.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Net Income and Earnings per Share

In 1Q20, the Company reported net income after minority interest of R$173.2 million (excluding exchange and monetary variations of R$2,531.1 million losses, non-recurring gains of R$87.5 and a losses of R$17.9 million related to Exchangeable Notes and capped calls unrealized results), compared to net income of R$98.4 million (excluding non-recurring losses of R$40.0 and exchange and monetary variations losses of R$90.7 million) during 1Q19, an increase of R$74.8 million.

Net Result (R$ MM) (Unaudited)	1Q20	1Q19	% Var.
Net Income (Loss) Before Minority Interest	(2,261.6)	35.2	NM
(-) Minority Interest	26.7	67.5	-60.4%
Net Income (Loss) After Minority Interest	(2,288.8)	(32.3)	NM
(-) ESN And Capped Calls Unrealized Results	17.9	-	NM
(-) Exchange Variations, Net(1)	2.531.1	90.7	NM
(-) Non-Recurring Expenses and Revenues, net	(87.5)	40.0	NM
Net Income (Loss)	173.2	98.4	76.0%
EPS And EPADS (Unaudited)	1Q20	1Q19	% Var.
Weighted Average Shares Outstanding(2)	355.7	350.0	1.6%
Weighted Average Shares ADS Outstanding(3)	177.8	175.0	1.6%
Net Income (Loss) Per Share in R$	(6.43)	(0.09)	NM
Net Income (Loss) Per ADS in US$	(2.88)	(0.05)	NM
Earnings (Loss) Per Share in R$(4)	0.49	0.28	75.0%
Earnings (Loss) Per ADS in US$(4)	0.22	0.15	46.7%

Earnings Per Diluted Share and Diluted ADS (Unaudited)	1Q20	1Q19	% Var.
Weighted Average Shares Outstanding(2)	395.2	389.4	1.5%
Weighted Average Shares ADS Outstanding(3)	197.6	194.7	1.5%
Earnings (Loss) Per Diluted Share in R$(4)	0.44	0.25	76.0%
Earnings (Loss) Per Diluted ADS in US$(4)	0.20	0.13	53.8%

(1) The difference between the amount presented and the amount disclosed in the financial information for the period ended in 03/31/2020 is allocated to the ESN and capped calls results. (2) Considers the ratio of 35 common shares per preferred share. Total number of diluted shares considered in calculation was 395.2 million in 1Q20, including the dilution from ESNs conversion into shares.  (3) Considers the ratio of 2 preferred shares per ADS. (4)  Earnings per share excludes results of (i) exchange variation, net; (ii) Exchangeable and capped calls; and (iii) non-recurring expenses.

Earnings per diluted share were R$0.44 in 1Q20. Earnings per diluted ADS were US$0.20 in 1Q20.

Cash Flow

As of March 31, 2020, total liquidity (cash and cash equivalents, cash investments, restricted cash, accounts receivable and securities and receivables) totaled R$4.2 billion, in line when compared to December 31, 2019 and R$701.4 million higher than March 31, 2019.

Operating activities generated R$1.1 billion in 1Q20, an increase of R$868.4 million when compared to 1Q19, mainly due to exchange variation not realized, partially offset by losses from derivatives transactions in comparison with 1Q19.

Investment activities consumed a net R$307.9 million in the quarter, mainly due to capitalized engine maintenance of aircraft.  Net cash flow was R$814.1 million in the quarter.

Financing activities in 1Q20 consumed R$856.0 million, mainly due to the payments of financial debt (Senior Notes 2022) and leases.

Consolidated Cash Flow Summary (R$ MM) (Unaudited)	1Q20	1Q19	% Var.	4Q19	% Var.
Net Income (Loss) For The Period	(2,261.6)	35.2	NM	436.1	NM
Adjustment of Non-Cash Items	3,902.8	817.7	NM	426.8	NM
Net Income After Adjusting Non-Cash Items	1,641.2	852.9	92.4%	862.9	90.2%
Net Cash Provided to Operating Activities	1,122.0	253.6	342.4%	962.3	16.6%
Net Cash Provided to (Used In) Investment Activities	(307.9)	(122.8)	150.7%	(325.0)	-5.3%
Net Cash Flow	814.1	130.8	NM	637.3	27.7%
Net Cash Used in Financing Activities	(856.0)	418.8	NM	(398.9)	114.6%
Net Increase (Decrease) in Cash, Equivalents and A/R(1)	(41.9)	549.7	NM	238.4	NM
Total Liquidity at The Beginning of Period	4,273.0	2,980.0	43.4%	4,034.6	5.9%
Accounts Receivable Beginning of Period	1,229.5	853.3	44.1%	1,178.0	4.4%
Accounts Receivable End of Period	791.9	824.7	-4.0%	1,229.5	-35.6%
Total Liquidity at The End of Period	4,231.1	3,529.7	19.9%	4,273.0	-1.0%

(1) Includes cash, cash equivalents, short-term investments, restricted cash, accounts receivable and securities and receivables.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Liquidity and Indebtedness

GOL maintained its liquidity in comparison with 4Q19. As of March 31, 2020, the Company had total liquidity of R$4.2 billion, an increase of R$701.4 million compared to March 31, 2019.

The Company registered total loans and financings as of March 31, 2020 of R$16.9 billion (including leases), an increase of 17.1% versus 4Q19, mainly due to devaluation of Real by 30%, however, deleveraging when considering total debt converted in U.S. Dollars. During the quarter, the Company paid R$1.2 billion of total debt, comprised by R$501.6 million of principal payments and R$229.8 million of interest payments on loans and financing, R$421.7 million of principal payments and R$4.5 million of interest payments related to lease obligations.

The net debt (excluding perpetual notes and Exchangeable Notes) to EBITDA LTM ratio was 2.4x as of March 31, 2020, maintaining the position of December 31, 2019, in a quarter where the US dollar appreciated against the Real by 29.7%.  Including the perpetual notes and Exchangeable Notes, the ratio of net debt to LTM EBITDA was 3.0x at March 31, 2020. The average maturity of the Company's long-term debt in 1Q20, excluding aircraft leases and financings and perpetual notes is 2.8 years. GOL’s average interest rate on local-currency debt reduced to 4.3%, and its average interest rate on U.S. Dollar-dominated debt, excluding aircraft leases and financings and perpetual notes, reduced to 5.9%.

Liquidity (R$ MM) (Unaudited)	1Q20	1Q19	% Var.	4Q19	% Var.
Cash, Cash Equivalents and Restricted Cash	2,992.3	2,705.0	10.6%	3,043.5	-1.7%
Short-Term Accounts Receivable	791.9	824.7	-4.0%	1,229.5	-35.6%
Securities and Receivables	446.9	-	NM	-	NM
Total Liquidity	4,231.1	3,529.7	19.9%	4,273.0	-1.0%
Total Liquidity as % of LTM Net Revenues	27.4%	30.3%	-2.9 p.p.	30.8%	-3.4 p.p.
Indebtedness (R$ MM) (Unaudited)	1Q20	1Q19	% Var.	4Q19	% Var.
Loans and Financings	1,563.7	703.7	122.2%	1,229.5	27.2%
Aircraft Financing	1,697.8	1,548.2	9.7%	1,322.4	28.4%
Aircraft Rent	7,418.7	6,316.1	17.5%	6,052.8	22.6%
Debt Issuance	3,919.9	4,587.3	-14.5%	3,528.1	11.1%
Exchangeable Notes	1,637.0	-	NM	1,783.0	-8.2%
Perpetual Notes	705.2	528.6	33.4%	546.8	29.0%
Total Loans and Financings	16,942.3	13,683.9	23.8%	14,462.6	17.1%
Short-term debt	4,989.9	2,294.0	117.5%	3,947.7	26.4%
Short-term Debt in US$	876.0	514.3	70.3%	907.6	-3.5%
Short-term Debt in BRL	435.8	289.8	50.4%	289.4	50.6%
Long-term debt	11,952.5	11,389.9	4.9%	10,514.9	13.7%
Long-term Debt in US$	2,271.3	2,812.3	-19.2%	2,536.9	-10.5%
Long-term Debt in BRL	144.8	431.3	-66.4%	289.3	-49.9%
Debt and Leverage(1) (R$ MM) (Unaudited)	1Q20	1Q19	% Var.	4Q19	% Var.
Gross Debt	14,600.1	13,155.3	11.0%	12,132.8	20.3%
(-) Total Cash	2,992.3	2,705.0	10.6%	3,043.5	-1.7%
Net Debt	11,607.9	10,450.3	11.1%	9,089.4	27.7%
% of debt in Foreign Currency	96.6%	94.7%	1.9 p.p.	96.0%	0.6 p.p.
% of debt in Short-Term	29.5%	16.8%	12.7 p.p.	27.3%	2.2 p.p.
% of debt in Long-Term	70.5%	83.2%	-12.7 p.p.	72.7%	-2.2 p.p.
LTM EBITDA(2)	4,859.7	3,227.7	50.6%	3,860.7	25.9%
Net Debt / LTM EBITDA	2.4x	3.2x	-0.8x	2.4x	0.0x
Gross Debt / LTM EBITDA	3.0x	4.1x	-1.1x	3.1x	-0.1x

(1) Excluding Perpetual and Exchangeable Notes. (2) Excluding non-recurring results.

Financial Debt Amortization Schedule - 1Q20 (R$ MM) -  (Unaudited)

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Fleet

At the end of 1Q20, GOL's total fleet was 131 Boeing 737 aircraft, comprised of 124 NGs and seven (7) MAXs (non-operational). At the end of 1Q19, GOL's total fleet was 122 aircraft, of which seven (7) were MAX aircraft. During the quarter, GOL entered a leasing contract for one (1) additional aircraft 737-800 NG aircraft. The average age of the Company's fleet was 10.4 years at the end of 1Q20.

Total Fleet at the End of Period (Unaudited)	1Q20	1Q19	Var.	4Q19	Var.
B737s	131	122	+9	137	-6
B737-7 NG	23	24	-1	24	-1
B737-8 NG	101	91	+10	106	-5
B737-8 MAX	7	7	NM	7	NM

In February 2020, GOL signed sale and leaseback agreements on 11 Boeing 737 Next Generation (NG) aircraft. GOL’s aircraft transactions demonstrate the consistent market value of Boeing 737 aircraft and the continuous value creation for all of GOL's shareholders.

In March 2020, GOL signed an agreement with Boeing to change future orders and associated payment schedules. The terms of the agreement are confidential and provide for (a) compensation that addresses damages resulting from additional non-planned costs incurred since the aircraft grounding to date as a result of non-delivery of aircraft; (b) a reduction in the number of firm commitments by 34 aircraft to a total of 95 firm orders, and (c) the flexibility to adjust additionally the number of firm commitments, and (d) the flexibility to convert existing orders to other MAX models. Compensation in the total amount of R$447 million was received by GOL on April 1, 2020. Additionally, dependent upon future events, Company will be entitled to credits with a corresponding present value of R$1.9 billion to be applied in new aircraft acquisitions, which will reduce depreciation and interest expenses.

As of March 31, 2020, the Company had 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were orders for 737 MAX-8 and 22 orders were for 737 MAX-10.

Fleet Plan (Unaudited)	2020E	2021E	2022E	>2023E	Total
Operating Fleet at the End of the Year	122	140
Aircraft Commitments (R$ MM)	-	-	-	26,739.5	26,739.5

Outlook for 2020

Given the uncertainty on the size of the impact and duration of the COVID-19 pandemic, it is not possible to give future guidance at this time. GOL will continue to focus on delivering cost savings, protecting jobs, working with Brazil’s Government to support rescue and medical flights, and preparing for the return to normal services when the COVID-19 crisis has passed, which we hope will be sooner rather than later.

The shutdown of the Brazilian economy, due to the pandemic, will require the Company to cut ASK production for 2H20, reducing network and fleet. During the recovery, GOL will continue to match capacity with demand, so as to maintain optimal load factors and aircraft utilization.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Environmental, Social and Governance (“ESG”) Information

GOL seeks to be a world leader in making aviation more sustainable.

The Company manages greenhouse gas emissions (“GHGs”) through fuel efficiency and network management. Since 2016, the Company is in the ICO2 Index, and has voluntarily adhered to the Carbon Pricing Leadership Coalition (CPLC), a global initiative to adequately price carbon to mitigate climate change and decarbonize the economy. Additionally, GOL is a member of Below50, which puts together entities that undertake to use renewable fuel that reduce GHG emissions by 50% or more, if compared to equivalent fossil fuel.

And by providing ESG data to investors, GOL aims to encourage the airline industry as a whole to become more sustainable, green and transparent. GOL reports relevant ESG information to investors in accordance with the Sustainability Accounting Standards Board (“SASB”) standard for the airline industry (TR0201).

The Company is actively looking to increase its sustainability through the adoption of new aviation technologies that reduce fuel consumption and GHG emissions. As part of that strategy, the Company operates a standardized fleet and is transitioning to 737 MAX-8s, which consume 15% less fuel than the 737-800 NG aircraft. Estimates are that the 737 MAX will return to service in the second half of 2020, based on the latest guidance from Boeing, and that the MAX will be GOL's future aircraft that will carry Customers with maximum safety and fuel efficiency.

Environmental	1Q20	2019	2018	2017
Fuel
Total Fuel Consumed (GJ x 1,000)	10,244	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	30.5	28.9	29.2	29.5
Gross global Scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	1,116,603	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	10.6	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO2)	29,033	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO2)	0	0	0	0
Fleet
Average Age of Fleet	10.4	9.9	9.5	9.2
Social	1Q20	2019	2018	2017
Labor Relations
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	26	26	29	26
Between 30 and 50 years (%)	63	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	-	-	-	-
Customer & Company behavior
Customer Satisfaction Index (SMS score)	8.35	8.28	8.39	8.33
On-time Departures (%)	92.6	88.98	91.82	94.61
Flight Completion (%)	97.5	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.19	2.09	2.03	2.06
Safety
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	1Q20	2019	2018	2017
Management
Independent Directors (%)	50	50	44	44
Participation of Woman in Leadership Positions (%)	33	33	38	37
Committees and Policies
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Consolidated Income Statement – (Unaudited)

(R$ Thousands)	1Q20	1Q19	% Variation
Net Operating Revenues	3,147,727	3,210,808	-2.0%
Passenger	2,941,333	3,033,553	-3.0%
Cargo and Other	206,394	177,255	16.4%
Total net Operating Expenses	(2,122,306)	(2,704,676)	-21.5%
Salaries	(595,223)	(573,818)	3.7%
Aircraft Fuel	(1,001,138)	(995,186)	0.6%
Landing Fees	(201,742)	(196,577)	2.6%
Passenger Costs	(176,041)	(152,145)	15.7%
Services Provided	(173,968)	(149,506)	16.4%
Sales and Marketing	(118,012)	(133,055)	-11.3%
Maintenance, Materials and Repairs	(144,321)	(44,294)	225.8%
Depreciation and Amortization	(501,862)	(405,577)	23.7%
Other	790,001	(54,518)	NM
Equity Income	-	78	NM
Operating Income	1,025,421	506,210	102.6%
Financial Income (Expense), net	(3,243,614)	(401,095)	NM
Income (Loss) Before Income Taxes	(2,218,193)	105,115	NM
Current Income And Social Contribution Taxes	(24,273)	(40,048)	-39.4%
Deferred Income And Social Contribution Taxes	(19,143)	(29,861)	-35.9%
Net Income (Loss) Before Non-Controlling Interests	(2,261,609)	35,206	NM
Non-Controlling Interests From Smiles	26,660	67,513	-60.5%
Net Income (Loss) After Non-Controlling Interests	(2,288,269)	(32,307)	NM
EPS In R$ After Non-Controlling Interests	(6.433)	(0.092)	NM
Earnings Per ADS in US$ After Non-Controlling Interests	(2.881)	(0.049)	NM
Number of Shares at The End of The Period (MM)	355.7	350.0	1.6%

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Consolidated Balance Sheet - (Unaudited)

(R$ Thousands)	03/31/2020	12/31/2019	% Variation
ASSETS	15,624,827	15,298,446	2.1%
Current Assets	4,871,612	4,927,377	-1.1%
Cash And Cash Equivalents	659,027	1,645,425	-59.9%
Short-Term Investments	1,133,502	953,762	18.8%
Securities and Receivables Securities and Receivables	446,942	-	NM
Restricted Cash	1,059,579	304,920	247.5%
Trade Receivables	791,841	1,229,530	-35.6%
Inventories	215,780	199,213	8.3%
Recoverable Income Taxes	205,227	309,674	-33.7%
Derivatives	-	3,500	NM
Advances For Suppliers	187,328	142,338	31.6%
Other Current Assets	172,386	139,015	24.0%
Noncurrent Assets	10,753,215	10,371,069	3.7%
Restricted Cash	140,195	139,386	0.6%
Deposits	2,411,796	1,968,355	22.5%
Advances For Suppliers	48,665	48,387	0.6%
Recoverable Income Taxes	417,403	174,142	139.7%
Deferred Taxes	58,102	59,809	-2.9%
Other Noncurrent Assets	4,033	991	307.0%
Derivatives	14,127	143,969	-90.2%
Investments	1,254	1,254	0.0%
Property, Plant And Equipment	5,884,464	6,058,101	-2.9%
Intangible Assets	1,773,176	1,776,675	-0.2%
Liabilities and Shareholders’ Equity (Deficit)	15,624,827	15,298,446	2.1%
Current Liabilities	12,134,440	10,362,600	17.1%
Short-Term Debt	3,208,438	2,543,039	26.2%
Leases	1,781,432	1,404,712	26.8%
Suppliers	1,272,819	1,286,275	-1.0%
Suppliers – Forfaiting	781,600	554,467	41.0%
Salaries	406,595	396,010	2.7%
Income Taxes Payable	113,940	116,523	-2.2%
Landing Fees	779,939	728,339	7.1%
Advance Ticket Sales	1,604,106	1,966,148	-18.4%
Mileage Program	1,124,633	1,009,023	11.5%
Advances From Customers	19,691	16,424	19.9%
Provisions	270,327	203,816	32.6%
Derivatives	702,604	9,080	NM
Other Current Liabilities	68,316	128,744	-46.9%
Noncurrent Liabilities	13,929,832	12,041,263	15.7%
Long-Term Debt	6,315,251	5,866,802	7.6%
Leases	5,637,222	4,648,068	21.3%
Suppliers	56,203	10,142	NM
Provisions	1,342,356	1,053,240	27.5%
Mileage Program	217,342	171,651	26.6%
Deferred Taxes	260,900	244,041	6.9%
Taxes Payable	21	84	-75.0%
Derivatives	65,597	11,270	NM
Other Noncurrent Liabilities	34,940	35,965	-2.8%
Shareholders' Equity (Deficit)	(10,439,445)	(7,105,417)	46.9%
Capital Stock	3,008,178	3,008,178	NM
Advance For Future Capital Increase	727	584	24.5%
Treasury Shares	(102,543)	(102,543)	NM
Capital Reserves	230,751	225,276	2.4%
Equity Valuation Adjustments	(889,042)	188,247	NM
Accumulated Losses	(13,285,372)	(10,996,413)	20.8%
Non-Controlling Interests	597,856	571,254	4.7%

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Consolidated Cash Flow  - (Unaudited)

(R$ Thousands)	1Q20	1Q19	% Var.
Net Income (Loss) for the Period	(2,261,609)	35,206	NM
Adjustment to Reconcile Net Income (Loss) to Cash From Operating Activities
Depreciation and Amortization	528,036	405,577	30.2%
Allowance (Reversal) for Doubtful Accounts	2,518	(6,986)	NM
Provisions for Legal Proceedings	74,502	47,103	58.2%
Provision for Inventory Obsolescence	45	22	104.5%
Recovery of Untimely Credits	(126,675)	-	NM
Deferred Taxes	19,143	29,861	-35.9%
Equity Results	-	(78)	NM
Share-Based Payments	4,947	3,941	25.5%
Expenses Recovery	(309,980)	-	NM
Extinction of Lease Operations	(112,590)	-	NM
Actuarial Losses on Post-Employment Benefit	4,750	-	NM
Exchange and Monetary Variations, net	3,588,432	132,817	NM
Interest	(11,657)	-	NM
Interest on Debt and Financial Lease	304,163	260,297	16.9%
Investments Funds Losses	233,812	-	NM
Provision and Amortization for Aircraft and Engine Return	31,906	-	NM
Reversion of Provision to Maintenance	53,871	-	NM
Result Of Derivatives Recognized In Results	130,200	(9,030)	NM
Unrealized Hedge Results	(575,357)	-	NM
Termination of Obligation Due to Contractual Term Reduction	(20,968)	-	NM
Provision for Labor Obligations	70,461	2,392	NM
Write-Off of Property, Plant and Equipment and Intangible Assets	15,478	2,196	NM
Other	(2,209)	(50,458)	-95.6%
Adjusted Net Income	1,641,219	852,860	92.4%
Changes in Operating Assets and Liabilities:
Trade Receivables	449,475	36,102	NM
Short-Term Investments	(11,775)	93,502	NM
Inventories	(16,612)	(6,888)	141.2%
Deposits	(159,717)	(41,212)	287.5%
Recoverable Taxes	(12,139)	-	NM
Suppliers	(54,202)	(227,717)	-76.2%
Suppliers - Forfaiting	227,552	(35,549)	NM
Advance Ticket Sales	(362,042)	(336,175)	7.7%
Mileage Program	161,301	71,352	126.1%
Advances From Customers	3,267	(109,203)	NM
Salaries	(59,876)	31,754	NM
Landing Fees	51,600	38,246	34.9%
Taxes Receivables	25,822	(38,485)	NM
Derivatives	(329,438)	(64,197)	NM
Advance to Suppliers	(45,268)	-	NM
Legal and Aircraft Returns Payments	(72,686)	(38,287)	89.8%
Prepaid Expenses	(38,308)	-	NM
Other Credits and Obligations, net	(44,748)	391,121	NM
Interest Paid	(234,352)	(189,624)	23.6%
Income Taxes Paid	(28,468)	(21,559)	32.0%
Net Cash Flows From Operating Activities	1,090,605	406,041	168.6%
Short-Term Investments of Smiles	(241,810)	29,868	NM
Restricted Cash	(839,593)	345,801	NM
Advances for Property, Plant and Equipment Acquisition	(56,851)	(2,131)	NM
Acquisition of Property, Plant and Equipment	(232,457)	(99,901)	132.7%
Acquisition of Intangible Assets	(18,610)	(20,782)	-10.5%
Net Cash Flows From (Used in) Investing Activities	(1,389,321)	252,855	NM
Loan Funding	60,975	1,208,246	-95.0%
Loan Funding and Exchange Offer Costs	(819)	(48,829)	-98.3%
Loan Payments	(501,570)	(228,289)	119.7%
Senior Notes Early Redemption	-	(50,320)	NM
Lease Payments	(421,713)	(354,926)	18.8%
Capped Call Premium Received (Paid)	21,800	(102,055)	NM
Dividends And Interest Equity Paid to Non-Controlling Interest	(14,811)	(7,371)	100.9%
Capital Increase	-	1,771	NM
Capital Increase of Non-Controlling Shareholders	-	106	NM
Shares to Issue	143	512	-72.1%
Net Cash From (Used in) Financing Activities	(855,995)	418,845	NM
Foreign Exchange Variation on Cash Held In Foreign Currencies	168,313	(23,290)	NM
Net Increase (Decrease) in Cash and Cash Equivalents	(986,398)	1,054,451	NM
Cash and Cash Equivalents at Beginning of the Period	1,645,425	826,187	99.2%
Cash and Cash Equivalents at The End of the Period	659,027	1,880,638	-65.0%

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Glossary of industry terms

•      AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

•      AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

•      AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

•      AVAILABLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

•      AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

•      EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.

•      BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

•      BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

•      BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

•      CHARTER: a flight operated by an airline outside its normal or regular operations.

•      FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

•      FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

•      LESSOR: the party renting a property or other asset to another party, the lessee.

•      LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

•      LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).

•      OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

•      OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

•      OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

•      PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

•      PDP: credit for advance payments for aircraft purchases financing.

•      REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

•      REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

•      SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

•      SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

•      SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.

•      TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

•      WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

•      YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 131 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and growth prospects of GOL. These forward-looking statements, which are subject to change without prior notice, reflect mere estimates and projections and are based exclusively on the expectations of GOL’s management at the time the forward-looking statements are made. Further, these forward-looking statements depend substantially on external factors, many of which are highly uncertain, including (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators, (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel, (iii) the competitive environment in the Brazilian airline market and government measures that may affect it, (iv) fuel price volatility and (v) the risks disclosed in GOL’s filings with the U.S. Securities and Exchange Commission.

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Report First Quarter 2020

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

20	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.